UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D*

(AMENDMENT NO. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SunCar Technology Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

G85727108

(CUSIP Number)

Attn: Mr. Zaichang Ye

Automobile Services Group Limited

Suite 209, No. 656 Lingshi Road Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G85727108	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Automobile Services Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 417,089,430[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,708,943[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,708,943[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G85727108	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS SSDL Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,196,220[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,919,622[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,919,622[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G85727108	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Zaichang Ye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, Special Administrative Region of the People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 506,285,650[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,628,565[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,708,943[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Beneficial ownership of 47,017,469 Class B Ordinary Shares, par value U.S. $0.0001 per share (“Class B Shares”), is being reported hereunder as described in Items 3 and 5 of this Schedule 13D filed jointly by the Reporting Persons (as defined in Item 2). Each 1 Class B Share is convertible to 1 Class A Ordinary Share, par value U.S. $0.0001 per share (“Class A Shares”). Class A Shares are not convertible. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class Share is entitled to 10 votes, voting together as one class.

[2]	Based on 83,549,136 total of Class A Shares and Class B Shares issued and outstanding upon consummation of the Business Combination (to be defined below). See Items 3 and 5 of this Schedule 13D.

CUSIP No. G85727108	Page 5 of 9 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares, par value U.S. $0.0001 per share (“Class A Shares”), and Class B Ordinary Shares, par value U.S. $0.0001 per share (“Class B Shares”), of SunCar Technology Group Inc., a Cayman Islands exempted company (the “Issuer” or the “Company”), with its principal executive offices located at c/o Shanghai Feiyou Trading Co., Ltd. Suite 209, No. 656 Lingshi Road Jing’an District, Shanghai, 200072 People’s Republic of China.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by Automobile Services Group Limited ("Automobile Services”), a British Virgin Islands exempted company, SSDL Holdings Limited ("SSDL”), a British Virgin Islands exempted company and Zaichang Ye, who owns 93.7% of Automobile Services and 100% of SSDL (collectively, Automobile Services, SSDL and Mr. Zaichang Ye, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Shanghai Feiyou Trading Co., Ltd. Suite 209, No. 656 Lingshi Road Jing’an District, Shanghai, 200072 People’s Republic of China.

(c) Mr. Zaichang Ye’s principal occupation is Chief Executive Officer of the Issuer. He is also a Director and Chairman of the Board of Directors of the Issuer.

(d) During the past five years, Mr. Zaichang Ye has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it/he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zaichang Ye is a Hong Kong citizen.

CUSIP No. G85727108	Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On May 17, 2023, the transactions contemplated by the Agreement and Plan of Merger dated as of May 23, 2022 (the “Merger Agreement”), by and among the Company, Goldenbridge Acquisition Limited, a British Virgin Islands business company (“GBRG”, “Goldenbridge”, or the “Parent”), SunCar Technology Global Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of the Company (“Merger Sub”), Auto Services Group Limited (d/b/a SunCar), a Cayman Islands exempted company (“ASGL”), certain shareholders of ASGL (“Principal Shareholders”) and Ye Zaichang, an individual as the representative of the shareholders of ASGL (“Principal Shareholders’ Representative”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Merger Agreement.

On the Closing Date, pursuant to the Merger Agreement:

●	GBRG reincorporated in the Cayman Islands by merging with and into SunCar, with SunCar remaining as the surviving publicly traded entity (the “Reincorporation Merger”);

●	one business day after the Reincorporation Merger, Merger Sub merged with and into ASGL, resulting in ASGL being a wholly owned subsidiary of SunCar (the “Acquisition Merger”, and together with the Reincorporation Merger, the “Mergers”, and together with all other transactions contemplated by the Merger Agreement, the “Business Combination”);

●	at the closing of the Acquisition Merger, the issued and outstanding shares in ASGL held by the former ASGL shareholders will be cancelled and cease to exist, in exchange for such numbers of Class A Ordinary Shares of the Company (“Class A Shares”) and Class B Ordinary Shares of the Company (“Class B Shares”), as determined in the Merger Agreement;

●	every issued and outstanding Parent Unit was automatically separated into each’s individual components of one Parent Ordinary Share, one Parent Warrant and one Parent Right, and all Parent Units ceased to be outstanding and was automatically canceled and retired and ceased to exist. Each individually separated component shall, at the Reincorporation Effective Time, be converted into such number of Class A Ordinary Shares of the Company and warrants exercisable for such number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

●	each issued and outstanding Parent Warrant immediately prior to the Reincorporation Effective Time was converted automatically into a warrant exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

●	each holder of the convertible promissory notes issued by ASGL and outstanding agreed to waive the conversion rights thereto, as determined in accordance with the Merger Agreement; and

●	all options to purchase ordinary shares of ASGL were assumed by the Company and became options to purchase Class A Ordinary Shares (the “Assumed Options”) as determined in accordance with the Merger Agreement.

CUSIP No. G85727108	Page 7 of 9 Pages

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 3.

In connection with the closing of the Business Combination, the Company has entered into a lock-up Agreement with Automobile Services, which provided that such Reporting Person will not, within twelve (12) months from the closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 3 hereto, and incorporated by reference into this Item 3.

As specified in the Issuer’s Memorandum of Association and Articles of Association (the “Governing Documents”), each Issuer Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each Issuer Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. Each Issuer Class B Ordinary Share is convertible into one Issuer Class A Ordinary Share at any time by the holder thereof. Issuer Class A Ordinary Shares are not convertible into Issuer Class B Ordinary Shares under any circumstances. Only Issuer Class A Ordinary Shares are tradable on the market immediately after the Business Combination.

The foregoing description of the Governing Documents does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which are filed as Exhibit 4 hereto, and incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 3 is incorporated by reference into this Item 4. Depending on market conditions and other factors, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

Except as set forth in this Schedule 13D and in connection with the Business Combination described above, the Reporting Persons have no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change its/his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As a result of the consummation of the Business Combination, the Mr. Zaichang Ye beneficially owns and has sole voting and investment power over 47,017,469 Class B Shares through Automobile Services. Accordingly, assuming the conversion of such Class B Shares into Class A Shares, the Reporting Person may be deemed to beneficially own and have voting and investment power representing approximately 77.4% of the total of Class A Shares and Class B Shares issued and outstanding upon consummation of the Business Combination. See Item 6.

As a result of the consummation of the Business Combination, the Mr. Zaichang Ye beneficially owns and has sole voting and investment power over 8,919,622 Class B Shares through SSDL. Accordingly, assuming the conversion of such Class B Shares into Class A Shares, the Reporting Person may be deemed to beneficially own and have voting and investment power representing approximately 16.5% of the total of Class A Shares and Class B Shares issued and outstanding upon consummation of the Business Combination. See Item 6.

CUSIP No. G85727108	Page 8 of 9 Pages

(c) The information set forth in Item 3 is incorporated by reference into this Item 5. Except as set forth or incorporated by reference into this Item 5(c),  the Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Merger Agreement provides that Mr. Zaichang Ye may be entitled to receive earn-out shares as follows: (i) 1,600,000 Issuer Class A Ordinary Shares if The Issuer’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2022; (ii) 1,600,000 Issuer Class A Ordinary Shares if The Issuer’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2023; and (iii) 1,600,000 Issuer Class A Ordinary Shares if The Issuer’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of SunCar as of and for the fiscal year ended December 31, 2024.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 1 hereto, and incorporated by reference into this Item 6.

The information provided in Items 3 and 4 is hereby incorporated by reference.  To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Except for the arrangements described in this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement attached hereto as Exhibit A.
Exhibit 2	Merger Agreement dated May 23, 2022 (incorporated by reference to Exhibit 2.1 to the Goldenbridge Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022)
Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to Annex F to the Registration Statement on Form 20-F filed on March 27, 2023 by SunCar Technology Group Inc.)
Exhibit 4	Form of Amended Memorandum and Articles of Association of SunCar Technology Group Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form 20-F filed on March 27, 2023 by SunCar Technology Group Inc.)

CUSIP No. G85727108	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2023
Automobile Services Group Limited

	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Director

SSDL Holdings Limited

	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Director

/s/ Zaichang Ye
Zaichang Ye

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: May 30, 2023
Automobile Services Group Limited

	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Director

SSDL Holdings Limited

	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Director

/s/ Zaichang Ye
Zaichang Ye